EXHIBIT 99.1
Hydro strengthens upstream focus, announces strategy shift in Aluminium
Oslo (2005-12-15): Norsk Hydro ASA expects record-high earnings for 2005 due to high oil prices and improved aluminium prices, continued operational improvements and increased production of primary aluminium, the Norwegian energy and aluminium company said at its Capital Markets Day. For 2006, Hydro will further step up exploration activities and ensure value creation from its strengthened oil and gas resource base. The company will shift its strategy in Aluminium, repositioning and strengthening its upstream business, while implementing urgent measures to turn around downstream activities.
“We have taken important steps to strengthen our oil and gas resources, and 2005 clearly marks a breakthrough for Hydro as an international oil company,” President and CEO Eivind Reiten said. “I’m pleased that Hydro will deliver the best results ever in our Centennial year. However, profitability in Aluminium remains unsatisfactory. Rampant energy costs represent an industry challenge. We will continue to reposition Aluminium with an increased focus on upstream activities, while reducing our exposure downstream.”
Hydro’s Capital Markets Day presentation includes the following information:
•	2006 oil and gas production target: 615,000 boe (barrels of oil equivalents) per day.

•	Increased exploration activity: Hydro will participate in about 60 wells in 2006.

•	Oil and gas production growth of about 6 percent for the period from 2005 through 2010. Expected 2010 production: 750,000 boe per day.

•	Comprehensive information about Hydro’s oil and gas reserves and resources. At the end of 2005 Hydro’s expected oil and gas reserves from sanctioned projects are estimated to be about 3 billion boe. In addition, Hydro’s expected resources from non-sanctioned projects are estimated to be in the range of 0.8 billion boe.

•	Confirmed production forecast for primary aluminium of about 2 million tonnes in 2010, including the planned new smelter in Qatar.

•	Roadmap to increased profitability in Aluminium with a target of a 9 percent Return on average Capital Employed (RoaCE) in 2010.

•	2005 investments and exploration expenditures will amount to NOK 20 billion, excluding acquisitions, NOK 4 billion lower compared to previous estimates due to scaled back investments in Aluminium and lower investments in Oil & Energy.

•	Adjustments to Hydro’s long-term prices used for investments.

•	2006 investments and exploration expenditures are expected to be NOK 30 billion, of which NOK 25 billion will be allocated to Oil & Energy, and NOK 4 billion to Aluminium.

•	Dividend for 2005 in line with 2004 level, which was NOK 20 per share

•	All major Hydro-operated projects on track.
Hydro’s financial position is solid with the debt-equity ratio, including off balance-sheet pension and leasing obligations, remaining strong throughout 2005, also following the NOK 17 billion acquisition of Spinnaker Exploration in the fourth quarter. The company’s long-term target is a debt-equity ratio of about 0.5.
International breakthrough and strengthened resource base
Hydro’s acquisition of Spinnaker Exploration Company, which was completed 13 December, as well as the agreement to acquire 50 percent of the offshore heavy-oil field Chinook in Brazil, expected to be closed during first quarter 2006, will contribute to continued profitable growth. In addition, Hydro has secured new interesting exploration acreage, made a world-class oil discovery on the Anaran block in Iran and been awarded an operatorship in Libya. The Hebron project in Canada and the Gimboa project (Block 4) in Angola are moving toward development. By 2010 Hydro’s international oil and gas production is expected to almost triple compared to the 2005 level.
Oil and gas production so far during the fourth quarter indicates that actual production for 2005 may end up slightly below the target of 565,000 boe per day as communicated in connection with the release of Hydro’s third quarter results. In 2005 Hydro has continued to be a consistent top-quartile performer as an efficient operator on the Norwegian Continental Shelf. Production costs per barrel in 2005, excluding costs for gas injection, are expected to be NOK 20 per boe, below the 2005 target of NOK 21 per boe, also excluding costs for gas injection.
Roadmap to increased profitability in Aluminium
Returns in Aluminium remain unsatisfactory despite continuous improvement measures throughout 2005. Higher energy costs represent a challenge for the industry in general. Hydro will reduce the overall investment level in Aluminium, giving priority to strengthening its upstream activities. Investments downstream will be reduced to a minimum. Underperforming units will be turned around, closed or divested.
Hydro’s alumina equity coverage will rise to about 70 percent by 2010, when the Alunorte 3 expansion will be complete, and, as a consequence, the cost-per-tonne alumina is expected to decline. The planned new smelter in Qatar, combined with closures of the least cost-efficient smelters, will contribute significantly to strengthening Hydro’s competitive position. Significant improvement measures will be implemented to achieve the return target of a 9 percent RoaCE in 2010, based on 2005 prices.

Outlook for 2006 and beyond
Oil and gas production is expected to average about 615,000 boe for 2006. The 2006 target for production cost per barrel is NOK 23, excluding gas injection costs. This increase from the levels in 2004 and 2005 is largely attributable to higher operating costs for new fields coming on stream and somewhat increased maintenance costs.
With the strong exploration performance in 2005, 14 discoveries by Hydro and 7 by Spinnaker, Hydro will further boost its overall exploration activity in 2006. Hydro plans to participate in 60 wells in 2006, twice as many as in 2005. Rig capacity has been secured for the NCS through 2009, and via the acquisition of Spinnaker, Hydro has secured rig slots in both Gulf of Mexico and West Africa. The encouraging exploration results on the NCS in 2005 confirm the positive outlook Hydro has on this region. Hydro will participate in 15 new fields under development on the NCS and plans to spud 40 exploration wells during 2006-2007.
Demand for aluminium products is expected to increase by about 4 percent annually in 2005-2015, but the rising costs will remain an industry challenge.
In 2006 Hydro expects a one-time increase in power costs for Aluminium of approximately NOK 1.4 billion, mainly as a result of renewal of power contracts in Germany. Hydro’s power costs in Aluminium are comparable to the world average for the aluminium industry, but power prices in Germany are not competitive. Higher expected aluminium prices in 2006, partly driven by overall cost increases in the aluminium industry, will to some extent compensate for increased power costs.
Hydro expects oil and gas production to grow by approximately 9 percent from 2005 to 2006. Expected 2010 production is 750,000 boe per day. This amounts to an average annual growth in oil and gas production, in the period 2005-2010, of about 6 percent. The forecast is based on Hydro’s existing oil and gas portfolio, including the acquisition of Spinnaker Exploration. Of the new projects that will contribute to the growth, 85 percent are already sanctioned. Production of primary aluminium is expected to increase from about 1.8 million tonnes in 2005 to about 2 million tonnes in 2010. This estimate includes closures of uncompetitive smelter capacity of 0.3 million tonnes and 0.5 million tonnes in new production capacity resulting from production optimization in existing smelters and the planned smelter in Qatar.

The investment level for 2006 is expected to be about NOK 30 billion, including exploration. The investments come from a financially robust and upstream-focused project portfolio that is expected to contribute to further production growth and solid profitability in the years ahead. A greater share of the investments in the coming years will be linked to development projects in Oil & Energy. For 2006 investments in Oil & Energy will amount to approximately NOK 20 billion. In addition, the exploration activity will be increased to a level of about NOK 5 billion. Investments in Aluminium, limited to about NOK 4 billion in 2006, will be concentrated on upstream projects. For the next years the main projects in Aluminium will be the new Qatar smelter and the Alunorte 3 expansion.
Hydro maintains its dividend policy of a 30 percent payout ratio of net earnings over time. For 2005 the dividend per share will be in line with the 2004 level. During 2005 Hydro has returned more than NOK 1.5 billion to its shareholders through the share buyback program. Buyback of shares will continue to supplement dividend in periods when earnings are high. The current buyback authorization does not, however, allow for share buybacks when Hydro’s share price is above NOK 700 per share.
Adjustments in long-term prices for future investments
During 2005 oil prices and aluminium prices have continued to fluctuate at historically high levels, as have forward prices. Based on the positive market outlook Hydro now adjusts its prices assumptions upwards. The long-term oil price has been adjusted from USD 25 to a range of USD 30-35 per barrel. The aluminium price has been adjusted from USD 1 500 to a range of USD 1 600-1 700 per tonne. In the opposite direction, the long-term USD/NOK exchange rate has been adjusted downwards from 7.0 to 6.5. Hydro used similar price assumptions as a basis for the Spinnaker and Chinook acquisitions. Despite the upward adjustment in the assumptions, the new price assumptions are well below the market’s respective forward curves.
Hydro is also adjusting its return requirement for investments. The requirement of a 10 percent real rate of return on investments after tax will remain the general requirement. For major projects where Hydro conducts a thorough risk assessment and includes the risk elements directly in the projects’ cash flows, Hydro will be using a return requirement closer to Hydro’s cost of capital. Previously Hydro mainly accounted for risk in projects by applying a premium to the hurdle rate.
The Capital Markets Day presentations can be downloaded from www.hydro.com

*****
Certain statements in this press release are or may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as “believes”, “anticipates”, “plans”, “expects” and similar expressions. These forward looking statements are based on Hydro’s current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro’s earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro’s website (www.hydro.com).
Cautionary note
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation material, such as expected recoverable resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, SEC File No. 1-9159, available from us at our Corporate Headquarter: Norsk Hydro, N-0240 Oslo, Norway. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

	Investor contact	Press contact	Investor contact	Investor contact	Norsk Hydro
Contact	Idar Eikrem	Cecilie Ditlev-	Gudmund Isfeldt	Stefan Solberg	ASA
Telephone	+47 22533273	Simonsen	+4722532455	+47 22533539	Drammensveien
Cellular	+47 95028363	+47 22532097	+4748001180	+47 91727528	264
E-mail	Idar.Eikrem@hydro.com	+47 41559250	Gudmund.Isfeldt@hydro.com	Stefan.Solberg@hydro.com	N-0240 Oslo
		Cecilie.Ditlev-			Norway
		Simonsen@hydro.com			Telephone:
+47 22 53 81 00
Fax:
+47 22 53 27 25
www.hydro.com